The Real Brokerage Inc. to Host Third Quarter 2022 Earnings Conference Call

TORONTO and NEW YORK -- The Real Brokerage Inc. ("Real" or the "Company") (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that it will release its third quarter 2022 financial results before market open on Thursday, November 10, 2022.

The Company will subsequently hold a conference call to discuss third quarter 2022 operating and financial results on Thursday, November 10, 2022, 11:00 AM EST. An archived replay of the webcast will also be available for one year by clicking the link below.

Conference Call Details:

Date:	Thursday, November 10, 2022
Time:	11:00 a.m. EST

Dial-in Number:	North American Toll Free: 888-506-0062
International: 973-528-0011

Access Code:	375759
Webcast:	https://www.webcaster4.com/Webcast/Page/2699/46760

Replay Number:	North American Toll Free: 877-481-4010

International: 919-882-2331

Passcode:	46760
Webcast Replay:	https://www.webcaster4.com/Webcast/Page/2699/46760

Participants are encouraged to dial in 5 to 10 minutes before the beginning of the conference call.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's third quarter earnings call, the release of the third quarter financial results and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real
The Real Brokerage Inc. (NASDAQ: REAX) (TSX: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and three Canadian provinces with over 7,000 agents. Additional information can be found on its website at onereal.com.

Contact Information

For additional information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com

201.564.4221